Exhibit 99.220

NexTech’s AR Music App AirShow to Feature Offset of Grammy-Nominated Group Migos

For AXR+EXP Global Virtual Concert Series October 16th

Virtual Concerts and Human Holograms The Next Big Thing in the Entertainment Business

Vancouver B.C. – October 13th, 2020 – NexTech AR Solutions (NexTech) (OTCQB: NEXCF) (CSE: NTAR) (FSE: N29), an emerging leader in augmented reality for eCommerce, AR learning applications, AR-enhanced video conferencing and virtual events, is thrilled to be hosting a virtual meet-and-greet for grammy-nominated artist and member of Migos, Offset, in collaboration with the AXR+EXP concert series. The event will be hosted via NexTech’s newly acquired AiRShow app. The concert will be October 16 and can be streamed HERE

Offset’s latest solo album “Father of 4” is RIAA-certified gold, and with his group Migos, he has sold over three million albums worldwide. His appearance in the AiRShow app provides a unique opportunity for his 20+million of global fans to interact in an AR environment.

SEE AirShow Demo Video

For Android Click HERE!

For Apple Click HERE!

Fans attending the virtual concert will receive an exclusive access code to provide access to Offset and other performers at the event, who will appear as human holograms, created by Nextech’s state of the art AR, in their real world space using the fans’ mobile device. They will be able to record a short video or take a photo of their unique experience as a keepsake, and share on social media.

The concert will be October 16 and can be streamed here: https://futurestream.tv/axrexp

Evan Gappelberg, NexTech CEO, comments, “We are super excited to work with such a huge global super talent as Offset-and to use our AR as a part of the AXR+EXP concert series. This is the second virtual concert for the AiRShow app and I see huge economic upside for virtual concerts and post pandemic concerts using our AiRShow app for special VIP interaction and even for livestreaming artists. He continues “As we are anticipating Apple’s AR glasses launching soon, we believe that our AiRShow app will be a great addition for the glasses. With Apple’s AR glasses creating a window into another world we see these types of human holographic performances becoming the new normal in that world and we want our AiRShow app to be a part of that future. With this activation, we are positioning NexTech to be the leader in next generation entertainment.”

According to the World Economic Forum the music industry generates $50 billion per year and due to COVID19 live performances have been completely shut down, which has opened the door to virtual music events and using AR for VIP interactions.

AiRShow is an app that allows you to watch performances from real people in your own home. Tap on a featured event, or use a VIP code to access exclusive content to see music artists appear right in front of you using AR! Soon you will be able to buy tickets to premium content using an in-app purchase, directly in the app!

App download here:

For Android Click HERE!

For Apple Click HERE!

About NexTech AR

NexTech is one of the leaders in the rapidly growing Augmented Reality market estimated to grow from USD $10.7B in 2019 and projected to reach USD $72.7B by 2024 according to Markets & Markets Research; it is expected to grow at a CAGR of 46.6% from 2019 to 2024.

The company is pursuing four verticals:

InfernoAR: An advanced Augmented Reality and Video Learning Experience Platform for Events, is a SaaS video platform that integrates Interactive Video, Artificial Intelligence and Augmented Reality in one secure platform to allow enterprises the ability to create the world’s most engaging virtual event management and learning experiences. Automated closed captions and translations to over 64 languages. According to Grandview Research the global virtual events market in 2020 is $90B and expected to reach more than $400B by 2027, growing at a 23% CAGR. With NexTech’s InfernoAR platform having augmented reality, AI, end-to-end encryption and built in language translation for 64 languages, the company is well positioned to rapidly take market share as the growth accelerates globally.

ARitize™ For eCommerce: The company launched its SaaS platform for webAR in eCommerce early in 2019. NexTech has a ‘full funnel’ end-to-end eCommerce solution for the AR industry including its Aritize360 app for 3D product capture, 3D/AR ads, its Aritize white label app it’s ‘Try it On’ technology for online apparel, 3D and 360-degree product views, and ‘one click buy’.

ARitize™ 3D/AR Advertising Platform: Launched in Q1 2020 the ad platform will be the industry’s first end-to-end solution whereby the company will leverage its 3D asset creation into 3D/AR ads. In 2019, according to IDC, global advertising spend will be about $725 billion.

ARitize™ Hollywood Studios: The studio is in development producing immersive content using 360 video, and augmented reality as the primary display platform.

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.nextechar.com.

On behalf of the Board of NexTech AR Solutions Corp.

“Evan Gappelberg”
CEO and Director

For further information, please contact:

Evan Gappelberg

Chief Executive Officer

info@nextechar.com

The CSE has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be”, “looking forward” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the Company increasing investors awareness are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of NexTech to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including capital expenditures and other costs.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. NexTech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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